Exhibit 3.1

[Conformed through Amendment of December 27, 2006]

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

OF

PE ENVIRONMENTAL FUNDING LLC

FIRST:	The name of the limited liability company is PE Environmental Funding LLC.

SECOND:	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington.

THIRD:	The name and address of the Registered Agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 17th day of November, 2006.

By:	/s/ Daniel M. Dunlap
Daniel M. Dunlap, Authorized Person

IN WITNESS WHEREOF, the undersigned, the sole member of the limited liability company, has executed this Certificate of Amendment of PE Funding, LLC this 27th day of December, 2006.

PE RENAISSANCE FUNDING, LLC
By:	/s/ Kristine W. Eppes
Kristine W. Eppes, Secretary